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                               November 14, 2023

       Yee Man Thomas Law
       Chief Executive Officer
       Junee Limited
       Studio 20, 11 F, International Plaza
       20 Sheung Yuet Road
       Kowloon Bay, Kowloon, Hong Kong

                                                        Re: Junee Limited
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed October 31,
2023
                                                            File No. 333-266116

       Dear Yee Man Thomas Law:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25, 2023 letter.

       Amendment No. 9 to Registration Statement on Form F-1

       General

   1. Please refer to the resale prospectus cover page. We note your disclosure that the closing of the resale offering
is "conditioned upon NASDAQ   s final approval of your listing
                                                        application." Please
revise to clarify whether or not the resale offering is contingent on the listing of your
Ordinary Shares on NASDAQ.
   2. We note your disclosure that the resale shares may be sold concurrently with your initial public offering and
from time to time thereafter. We also note that the selling shareholders will sell the resale
shares at the public offering price and, following listing on NASDAQ, at the market. Please
revise your disclosure to clearly indicate whether any resales will be made before the shares
in the initial public offering begin trading on NASDAQ. If so,
 Yee Man Thomas Law
Junee Limited
November 14, 2023
Page 2
      please confirm that you will specify prior to effectiveness the fixed price at which or bona fide price range within which the selling shareholders will sell their shares and revise the resale prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K.
      Alternatively, please revise your resale prospectus cover page to remove the reference to the concurrent sale of shares with the initial public offering and clarify that the selling shareholders will sell their shares only once trading of your common stock begins.
       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameYee Man Thomas Law
                                                            Division of
Corporation Finance
Comapany NameJunee Limited
                                                            Office of Trade &
Services
November 14, 2023 Page 2
cc:       Lisa Forcht
FirstName LastName